Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

April 30, 2015

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Product Summary
iPath® S&P GSCI® Total Return Index ETN
The iPathS&P GSCI Total Return Index ETNs (the “ETNs”) are designed to provide exposure to the S&P GSCI Total Return Index (the “Index”). The ETNs are riskierthan ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations ofthe issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party, Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs involves significant risks, including possible loss of principal, and may not be suitable for all investors.
The Index provides exposure to the returns that are potentially available through an unleveraged investment in the contracts comprising the Index plus the Treasury Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. Owning the ETNs is not the same as owning interests in the commodities futures contracts comprising the Index or a security directly linked to the performance ofthe Index. For additional information regarding the risks associated with the ETNs, please see “Selected Risk Considerations” below.
Details Chart Returns Correlations Index Components Index Sector Weightings
Summary Documentation
Primary Exchange
ETN Ticker GSP Prospectus Index Components
Intraday Indicative Value GSP .1 V’
Ticker
Bloomberg ETN Keystroke GSP<EQUITY><GO> IV/Index History
Bloomberg Index Ticker SPGSCITR
Investor Fee Rate 0.70% per annum
CUSIP 06738C794
ISIN US06738C7948
Inception Date 06 June 2006
Maturity 12 June 2036
The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted, See additional information below for how return figures are calculated.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
1. Intraday Indicative Value. The “intraday indicative value” meant to approximate the value of the ETNs during the current trading day by reference to the underlying index is calculated and published during the course of each trading day. The intraday indicative value is intended to provide investors with an approximation of the effect that intraday changes in the level of the underlying index would have on the closing indicative value of the ETNs . The intraday indicative value only reflects the accrued investor fee and other applicable costs at the close of business on the preceding day, but does not include any adjustment for the investor fee or applicable costs accruing during the course of the current day. For more information on how the intraday indicative value is calculated, please see the section “Valuation of the ETNs” in the prospectus relating to the ETNs.
The intraday indicative value is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsors of the indices underlying the ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the level of the index and therefore the intraday indicative value of the ETNs. Index levels provided by the sponsors of the indices underlying the ETNs do not necessarily reflectthe depth and liquidity ofthe underlying markets forthe index components. Forthis reason and others, the actual trading price ofthe ETNs may be differentfrom their intraday indicative value.
2. The investor fee rate per ETN is equal to 0.70% per year. The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to: (1) the Investor Fee Rate times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the Index Factor on the immediately preceding trading day) divided by (4) 365. The Index Factor on any given day will be equal to the closing value ofthe Index underlying the ETNs on that day divided by the Initial Index Level. The Initial Index Level for this series of iPath ETNs is the closing value of the Index underlying the ETNs on the Inception Date.
3. Market Capitalization = Closing Indicative Note Value x ETNs Outstanding.
Selected Risk Considerations ‘.,.,
An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here and select product specific risk factors are summarized under “Select Risk Considerations” on the relevant product pages but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.
You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level ofthe underlying index between the inception date and the applicable valuation date. Additionally, level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even value of such index level has increased or decreased, as the case may be . Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than return on a direct investment in the index components. The ETNs are riskierthan ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations ofthe issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition) in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you underthe terms ofthe ETNs.
Issuer Redemption: Barclays Bank PLC will have the right to redeem your ETNs (in whole but not in part) at its sole discretion and without your consent on any issuer redemption date on or after April 30, 2015 until and including maturity.
Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value ofthe ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.
Concentration Risk: Because the ETNs are linked to an index composed offutures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than otherfunds. The ETNs can therefore experience greater volatility than otherfunds or investments.
A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing ofthe ETNs,
No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 30,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as setforth in the product prospectus.
Uncertain Tax Treatment: Significant aspects ofthe tax treatment ofthe ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
BlackRock Investments, LLC assists in the promotion ofthe iPath ETNs.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
The S&P GSCI Total Return Index and the S&P GSCI Crude Oil Total Return Index (the “S&P GSCI Indices”) are products of S&P Dow Jones Indices LLC (“SPDJI”), and have been licensed for use by Barclays Bank PLC. S&Pk and GSCI’ are registered trademarks of Standard & Poors Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The S&P GSCI Indices are not owned, endorsed, or approved by or associated with Goldman, Sachs & Co. or its affiliated companies. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI Indices to track general market performance.
© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All othertrademarks, servicemarks or registered trademarks are the property, and used with the permission, oftheir respective owners.
NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE
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I, BARCLAYS
NYSE Arca
Market Indicators (as of 04/29/2015)
Closing Indicative Note Value ETNs outstanding
$20.94 5,949,312
Market Capitalization3
$124,578,593
if the if the the total
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